Forbes Medi-Tech Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

November 18, 2003

Forbes Medi-Tech Inc.

(Commission File No. 0-30076)

200-750 West Pender Street

Vancouver, British Columbia, Canada V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DGAR Document Number>

Exhibit Index

Exhibit No.

Description

1.

Press Release –11/18/03

November 18, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: November 18, 2003

By:

/s/ Charles A. Butt

Charles A. Butt

President & CEO

For Immediate Release:                                                                                                                                                                    October 22, 2003

Forbes Medi-Tech Announces Timing of Third Quarter Financial Results

Vancouver, Canada Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it will release its financial results for the third quarter ended September 30, 2003 on Tuesday November 25, 2003 at 1:00pm PT (4:00pmET). A conference call and webcast to discuss these financial results will be held on Tuesday November 25, 2003 at 2:00pm PT (5:00pm ET).

About the Conference Call and Webcast

To participate in the conference call, please dial 1-416-695-6120 or 1-800-446-4472. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until December 9, 2003 by calling 1-416-695-5275 or 1-866-518-1010. The webcast link will be archived on the Forbes website afterwards.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

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For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release may contain certain forward-looking statements, which statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “predict”, “plans”, or “continue”, “for use in”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results.  The Company’s actual results could differ materially form those anticipated in these forward-looking statements as a result of numerous factors, including the risk of technical obsolescence; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability and insurance risks; the effect of competition; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.